EXHIBIT 12
                                        CBS Inc.
                CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)
                                   (Dollars in millions)
                        Nine Months
                           Ended
                       September 30       YEAR ENDED DECEMBER 31,
                            1995      1994(1)  1993    1992   1991  1990(3)
Income (loss) from          ----      ----     ----    ----   ----  ----
 Continuing Operations
  before Income Taxes      $167.6    $437.0  $479.3  $227.0 ($178.6)$101.3

Add:
   Fixed charges             50.6      64.7    65.6    89.8    78.3   88.2
   Amortization of
    Capitalized Interest      3.6       6.4     4.3     3.4     3.7    4.3

Less:
   Capitalized Interest      (2.7)     (3.6)   (6.4)  (10.2)   (8.4)  (8.3)
                            -----     -----   -----   -----   -----  -----
Adjusted Earnings          $219.1    $504.5  $542.8  $310.0 ($105.0)$185.5


Interest Cost (2)           $39.7     $50.6   $48.8   $71.9   $58.8  $68.5
Interest Factor
 Portion of Rentals          10.9      14.1    16.8    17.9    19.5   19.7
                             ----      ----    ----    ----    ----   ----
Fixed Charges               $50.6     $64.7   $65.6   $89.8   $78.3  $88.2

Ratio of Earnings
 to Fixed Charges          4.33:1    7.80:1  8.27:1  3.45:1       * 2.10:1
                           ======    ======  ======  ======    ==== ======

(1) In connection with its $1.1 billion common stock repurchase, consummated in September 1994, the Company included unaudited pro forma net income and earnings per share of common stock for the year ended December 31, 1994, in footnote 12 of its 1994 Annual Report. The Ratio of Earnings to Fixed Charges for this pro forma information was 6.92 to 1.

(2) Includes amortization of debt discount and amortization of debt issue expenses.

(3) In connection with its $2 billion common stock repurchase, consummated in February 1991, the Company included a 1990 Unaudited Pro Forma Consolidated Condensed Income Statement in footnote 15 of its 1990 Annual Report. The Ratio of Earnings to Fixed Charges for this income statement was .34 to 1.

 * The ratio of earnings to fixed charges is less than a one-to-one coverage and the earnings are inadequate to cover fixed charges. The amount of coverage deficiency is $183.3.

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